ENTERRA ENERGY TRUST Pro Forma Condensed Consolidated Balance Sheet December 31, 2003 (Unaudited) (Expressed in Canadian Dollars)
Enterra $	Pro forma Adjustments (Note 2) $		Pro forma Consolidated $
ASSETS

CURRENT

Cash
65,643	3,968,000	(a)
	75,000	(b)	4,108,643
Accounts receivable
8,742,690			8,742,690
Deposit on land purchase
2,015,000	(2,015,000)	(a)	-
Prepaid expenses and deposits
461,727	-		461,727
11,285,060	2,028,000		13,313,060

Property and equipment
104,821,285	19,847,000	(a)	124,668,285
Deferred financing charges
123,208	-		123,208
116,229,553	21,875,000		138,104,553

LIABILITIES

CURRENT

Accounts payable and accrued liabilities
12,208,390	-		12,208,390
Distributions payable to unitholders
2,451,402	-		2,451,402
Income taxes payable
120,000	-		120,000
Bank indebtedness
33,959,733	-		33,959,733
Current portion of long-term debt
782,930	-		782,930
49,522,455	-		49,522,455

Provision for future abandonment and site restoration costs
1,529,244	-		1,529,244
Future income tax liability
14,011,400	-		14,011,400
Long-term debt
3,385,618	-		3,385,618
68,448,717	-		68,448,717

SHAREHOLDERS’ EQUITY

Unitholders’ Equity

Unitholders’ capital
32,838,163	21,800,000	(a)
	75,000	(b)	54,713,163
Exchangeable shares
3,457,050	-		3,457,050
Accumulated earnings
13,937,025	-		13,937,025
Accumulated distributions
(2,451,402)	-		(2,451,402)
47,780,836	21,875,000		69,655,836
116,229,553	21,875,000		138,104,553

See accompanying notes.

ENTERRA ENERGY TRUST Pro Forma Condensed Consolidated Statement of Earnings Year Ended December 31, 2003 (Unaudited) (Expressed in Canadian Dollars)
Enterra $	East Central Alberta Properties $	Pro form Adjustments (Note 2) $		Pro forma Consolidated $

REVENUE

Oil and gas sales
72,096,975	23,909,512	-		96,006,487

EXPENSES

Royalties, net of ARTC
17,656,055	2,788,111	-		20,444,166
Production
12,762,376	12,433,333	-		25,195,709
General and administrative
3,385,072	-	-		3,385,072
Interest
1,748,932	-	-		1,748,932
Amortization of deferred financing charges
262,135	-	-		262,135
Depletion, depreciation and future site restoration
23,447,300	-	4,256,000	(c)	27,703,300
Restructuring charges
5,756,075	-	-		5,756,075
65,017,945	15,221,444	4,256,000		84,495,389

EARNINGS BEFORE INCOME TAXES
7,079,030	8,688,068	(4,256,000)		11,511,098

Income taxes

Current
133,929	-	-		133,929
Future
1,941,299	-	(1,473,427)	(d)	467,872
2,075,228	-	(1,473,427)		601,801

NET EARNINGS
5,003,802	8,688,068	(2,782,573)		10,909,297

Earnings per unit

Basic and diluted
			(e)	$0.53

See accompanying notes.

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed consolidated financial statements of Enterra Energy Trust ("Trust") have been prepared by management of the Trust in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The impact of significant differences between Canadian GAAP and U.S. GAAP on these consolidated financial statements is disclosed in Note 3. For additional information, with respect to differences between Canadian GAAP and U.S. GAAP, specific reference is made to Note 17 in the audited consolidated financial statements of the Trust for the year ended December 31, 2003.

These unaudited pro forma condensed consolidated financial statements give effect to the acquisition of certain petroleum and natural gas properties in east central area of Alberta (the "East Central Alberta Properties") for $19,847,000 and the related issuance of 1,650,000 Trust Units of the Trust. This acquisition closed on January 30, 2004.

The unaudited pro forma condensed consolidated balance sheet of Enterra as at December 31, 2003 and the unaudited pro forma condensed consolidated statement of earnings of the Trust for the year ended December 31, 2003 ("the Pro Forma Financial Statements") have been prepared from information derived from the following:

  Audited consolidated financial statements of the Trust as at December 31, 2003 and for the year then ended; and
  Audited statement of revenue and operating expenses of the East Central Alberta Properties for the year ended December 31, 2003.

In the opinion of management of the Trust, these Pro Forma Financial Statements include all material adjustments necessary for fair presentation in accordance with Canadian GAAP and U.S. GAAP. The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions and assumptions as if they had occurred at the balance sheet date while the unaudited pro forma consolidated statements of earnings give effect to the proposed transactions and assumptions as if they had occurred at January 1, 2003. The Pro Forma Financial Statements are not necessarily indicative of the results of operations that would have occurred for the year ended December 31, 2003 or for future years.

The accounting policies used in the preparation of the Pro Forma Financial Statements are consistent with those used by the Trust in the audited financial statements as at December 31, 2003 and 2002 and for the years then ended. The Pro Forma Financial Statements should be read in conjunction with the above noted financial statements of the Trust and the statement of revenue and operating expenses for the East Central Alberta Properties, as included in this Form 6-K or included in the Trust’s Form 20-F for the year ended December 31, 2003.

2. SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS
  The acquisition of the East Central Alberta Properties has been accounted for as a petroleum and natural gas property purchase for a cost of $19,847,000 which is funded through the issuance of 1,650,000 Trust Units of the Trust for gross proceeds of US$16,500,000 or approximately Cdn$21,800,000. This transaction will result in excess cash given that Trust Unit proceeds exceed the net acquisition cost after applying the deposit on property purchase.
  Out of pocket costs are estimated to be $75,000.
  Depletion, depreciation and amortization, including site restoration, has been calculated on a consolidated basis incorporating the property costs and additional reserves related to the East Central Alberta Properties.
  The provision for future income taxes has been adjusted to reflect all of the above assumptions.
  The weighted average number of units outstanding for the year ended December 31, 2003 of 18,953,968 was increased by the additional 1,650,000 Trust Units issued to 20,603,968 units.

3. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The Trust’s consolidated financial statements, included in the Trust’s 20-F for the year ended December 31, 2003, have been prepared in Canadian dollars and in accordance with generally accepted accounting principles in Canada, which differ in some respects from those in the United States of America. There are no differences in accounting principles with respect to the East Central Alberta Properties. The following reconciles pro forma unitholders’ equity and pro forma net earnings from Canadian GAAP to U.S. GAAP:

3. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA (Continued)

$
Pro forma unitholders’ equity - Canadian GAAP	69,655,836
Adjustments net of tax:
Stock-based compensation (i)
38,465
Ceiling test write-down (iii)
(17,543,512)
Depletion expense (iii)
5,437,319
Unrealized loss on financial instruments (iv)
(567,828)
Cumulative effect of change in accounting principle (v)
(1,148,165)
Pro forma unitholders’ equity - U.S. GAAP	55,872,115

Pro forma net earnings - Canadian GAAP	10,909,297
Adjustments net of tax:
Hedging gain (ii)
(140,697)
Depletion expense (iii)
3,363,030
Unrealized loss on financial instruments (iv)
(567,828)
Pro forma net earnings before undernoted items - U.S. GAAP	13,563,802
Cumulative effect of change in accounting principle (v)	(1,148,165)
Pro forma net earnings - U.S. GAAP	12,415,637

Pro forma net earnings per unit - U.S. GAAP (before undernoted item)
0.66
Pro forma net earnings per unit relating to change in accounting principle (v)
(0.06)
Pro forma net earnings per unit - U.S. GAAP	0.60

3. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE           UNITED STATES OF AMERICA (Continued)

i)    Under U.S. GAAP, FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. During 2001, the Company granted 119,500 stock options to non-employees. The fair value associated with these stock options was $90,924 for U.S. GAAP purposes.

ii)    At December 31, 2002, under Canadian GAAP, the Trust had a deferred gain of $237,463 (2001 - $761,302) resulting from the settlement of a fixed price contract, which is being amortized over the term of the contract. Under U.S. GAAP, this gain, net of related income taxes, would be included in income as it did not qualify for hedge accounting under FAS 133.

iii)   The Trust performs a cost recovery ceiling test which limits net capitalized costs to the undiscounted estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using year-end prices or average prices in that year, if appropriate. In addition, the value is further limited by including financing costs, administration expenses, future abandonment and site restoration costs and income taxes. Under U.S. GAAP, companies using the "full cost" method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves using a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable period end. Financing and administration costs are excluded from the calculation under U.S. GAAP. At December 31, 2001, Enterra realized a U.S. GAAP ceiling test write-down of $28.7 million ($17.5 million after tax). There was no such write-down at December 31, 2003 or December 31, 2002. As a result of the 2001 write-down, the 2003 depletion expense under U.S. GAAP was lower by $5.7 million ($3.4 million after tax) and in 2002, $3.6 million ($2.1 million after tax).

iv)   FAS 133 requires the Trust to recognize all derivative instruments (including derivative instruments embedded in other contracts) as defined, in the balance sheet as either an asset or a liability measured at fair value and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. There are no similar standards in Canadian GAAP at this time. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met.

3. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA (Continued)

v)    Effective January 1, 2003 the Trust adopted Financial Accounting Standards Board (FASB) Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143) for U.S. GAAP reporting purposes. FAS 143 requires recognition of a liability for the future retirement obligations associated with property, plant and equipment, which includes oil and gas wells and facilities. These obligations, which generally relate to dismantlement and site restoration, are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the Trust expects to settle the retirement obligation. This change in accounting policy has been reported as a cumulative effect adjustment net of tax.